eLong Reports Fourth Quarter and Full Year 2012 Unaudited Financial Results

Hotel room nights increased 75% in 2012 to more than 16 million

BEIJING, February 21, 2012 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Highlights – Fourth Quarter 2012

■	Hotel room nights booked through eLong in the fourth quarter increased 94% to 5.0 million room nights compared to 2.6 million in the prior year period. This was in part due to technology system improvements by which groupbuy room nights can be tracked by date of customer stay, rather than date of groupbuy voucher expiration. Excluding this technology change, room nights in the fourth quarter increased 81% compared to the fourth quarter of 2011.

■	Online hotel bookings comprised more than three-fourths of total hotel bookings, compared to more than 60% in the fourth quarter of 2011.

■	Hotel commission revenue for the fourth quarter increased 38% to RMB175.0 million (US$28.1 million), compared to RMB126.6 million (US$20.1 million) in the fourth quarter of 2011. Excluding the groupbuy technology system change, hotel commission revenue increased 36% compared to the fourth quarter of 2011.

■	Net revenues for the fourth quarter increased 32% to RMB208.8 million (US$33.5 million), compared to RMB158.2 million (US$25.1 million) in the fourth quarter of 2011.

■	eLong’s domestic hotel coverage expanded 53% year-on-year. Customers can book nearly 200,000 hotels through eLong, including international hotels available via direct connection to Expedia.

Highlights – Full Year 2012

■	Hotel room nights booked through eLong in 2012 increased 75% to 16.1 million room nights compared to 9.2 million in the prior year.

■	Hotel commission revenue in 2012 increased 36% to RMB608.3 million (US$97.6 million), compared to RMB447.9 million (US$71.2 million) in 2011.

■	Net revenues in 2012 increased 27% to RMB744.2 million (US$119.5 million), compared to RMB586.2 million (US$93.1 million) in 2011.

■	Launched marketing campaign, with the slogan “Book Hotel, Use eLong”, that improved eLong brand awareness.

“In a dynamic and highly competitive marketplace, eLong performed well in 2012. More and more customers trust eLong to fulfill their hotel booking and travel needs, and we are also now increasingly seen as an innovator in the online travel market through our broad hotel coverage, market-leading hotel groupbuy business and outstanding mobile apps. Our online hotel strategy is bearing fruit and we will continue our focused execution with an increased emphasis on mobile in 2013,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Revenues

Total revenues by product for the fourth quarter of 2012 as compared to the same period in 2011 were as follows (in RMB million):

	Q4 2012%		Q4 2011%		Y/Y
		Total		Total	Growth
Hotel reservations	175.0	78%	126.6	76%	38%
Air ticketing	31.4	14%	29.0	17%	8%
Other	18.0	8%	12.6	7%	43%
Total revenues	224.4	100%	168.2	100%	33%

Total revenues by product for the full year 2012 as compared to 2011 were as follows (in RMB million):

	2012	%	2011	%	Y/Y
		Total		Total	Growth
Hotel reservations	608.3	76%	447.9	72%	36%
Air ticketing	123.8	16%	125.1	20%	(1%)
Other	65.1	8%	52.0	8%	25%
Total revenues	797.2	100%	625.0	100%	28%

Hotel Reservations

Hotel commission revenue increased 38% in the fourth quarter of 2012 compared to the same period in 2011, primarily due to higher volume, partially offset by lower commission per room night. Room nights booked through eLong in the fourth quarter increased 94% year-on-year to 5.0 million. Commission per room night decreased 29% year-on-year, primarily due to the growth of groupbuy and budget hotels and lower average daily rates across other hotel segments, as well as the increase in the size of our coupon program. Hotel commission revenue grew to 78% of total revenues from 76% in the prior year quarter.

Hotel commission revenue increased 36% for full year 2012 compared to 2011, primarily due to higher room night volume, partially offset by a 22% decrease in commission per room night. Room nights booked through eLong in 2012 increased 75% year-on-year to 16.1 million. Commission per room night declined primarily due to the growth of groupbuy and budget hotels and lower average daily rates across other hotel segments, as well as an increase in the size of our coupon program. Hotel commission revenue grew to 76% of total revenues from 72% in the prior year.

Air Ticketing

Air ticketing commission revenue increased 8% in the fourth quarter of 2012 compared to the prior year quarter, driven by an 11% increase in air segments to 637,000, partially offset by a 3% decrease in commission per segment. Commission per segment decreased mainly due to a 4% decrease in average ticket price compared to the same quarter of 2011, as well as our air coupon program. Air ticketing commission revenue decreased to 14% of total revenues from 17% in the prior year quarter.

Air ticketing commission revenue for full year 2012 decreased 1% compared to 2011, driven by a 4% decrease in commission per segment, partially offset by a 3% increase in air segments to 2.4 million. Commission per segment decreased due to a lower air commission rate compared to 2011, as well as our air coupon program which we launched in June 2012. Air ticketing commission revenue decreased to 16% of total revenues from 20% in the prior year.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 43% year-on-year in the fourth quarter of 2012, mainly driven by increased advertising revenue. Other revenue increased to 8% of total revenues from 7% in the prior year quarter.

Other revenue for full year 2012 increased 25% compared to 2011, mainly driven by increased advertising revenue. Other revenue was 8% of total revenues, consistent with the prior year.

Profitability

Gross margin in the fourth quarter of 2012 decreased to 72%, compared to 74% in the fourth quarter of 2011. Gross margin for full year 2012 decreased to 73%, compared to 74% in 2011. Gross margin decline was primarily due to lower hotel commission revenue per room night as well as higher volume-driven fulfillment costs.

Operating expenses for the fourth quarter of 2012 as compared to the same period in 2011 were as follows (in RMB million):

	Q4 2012	% of Net Revenue	Q4 2011	% of Net Revenue	Y/Y Growth
Service development	36.4	17%	27.5	17%	32%
Sales and marketing	110.1	53%	63.5	40%	74%
General and administrative	17.4	8%	14.6	9%	19%
Amortization of intangible assets	0.2	-	0.1	-	N/M
Charges related to intangible assets	1.9	1%	-	-	N/M
Total operating expenses	166.0	79%	105.7	66%	57%

Operating expenses for full year 2012 as compared to 2011 were as follows (in RMB million):

	2012	% of Net Revenue	2011	% of Net Revenue	Y/Y Growth
Service development	127.5	17%	97.1	17%	31%
Sales and marketing	412.3	55%	230.9	39%	79%
General and administrative	63.0	8%	53.2	9%	18%
Amortization of intangible assets	1.1	-	0.5	-	N/M
Charges related to property and equipment and intangible assets	2.2	1%	0.2	-	N/M
Total operating expenses	606.1	81%	381.9	65%	59%

Total operating expenses increased 57% for the fourth quarter of 2012 compared to the fourth quarter of 2011. Total operating expenses increased to 79% of net revenues in the fourth quarter of 2012 from 66% in the prior year quarter which led to an operating loss of RMB15.6 million compared to operating income of RMB12.0 million in the prior year quarter.

Total operating expenses increased 59% for full year 2012 compared to 2011. Total operating expenses increased to 81% of net revenues in 2012 from 65% in 2011 which led to an operating loss of RMB66.2 million compared to operating income of RMB49.3 million in the prior year.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 32% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses were 17% of net revenues, consistent with the same quarter of 2011.

Service development expenses for full year 2012 increased 31% compared to 2011, mainly driven by higher personnel expenses. Service development expenses were 17% of net revenues, consistent with 2011.

Sales and marketing expenses for the fourth quarter of 2012 increased 74% over the prior year quarter, mainly driven by increased spending on online marketing, advertising expenses from our brand marketing campaign, and hotel commission payments to affiliates. Sales and marketing expenses increased to 53% of net revenues in the fourth quarter of 2012 from 40% in the same quarter of 2011.

Sales and marketing expenses for full year 2012 increased 79% over 2011, mainly driven by increased spending on online marketing, advertising expenses from our brand marketing campaign, and hotel commission payments to affiliates. Sales and marketing expenses increased to 55% of net revenues in 2012 from 39% in 2011.

General and administrative expenses for the fourth quarter of 2012 increased 19% compared to the prior year quarter, mainly driven by higher personnel expenses. General and administrative expenses decreased to 8% of net revenues in the fourth quarter of 2012 from 9% in the same quarter of 2011.

General and administrative expenses for full year 2012 increased 18% compared to 2011, mainly driven by higher personnel expenses. General and administrative expenses decreased to 8% of net revenues in 2012 from 9% in 2011.

Other income/(expense) represents interest income, foreign exchange losses and other income/(expense). Other income was RMB13.8 million in the fourth quarter of 2012 compared to other income of RMB6.3 million in the fourth quarter of 2011, primarily driven by an increase in interest income and a decrease in foreign exchange losses.

Other income was RMB56.5 million for full year 2012 compared to other income of RMB1.3 million in 2011, primarily driven by an increase in interest income and a decrease in foreign exchange losses. Interest income in 2012 increased to RMB55.3 million, compared to RMB25.6 million in 2011, due to higher interest yield. Foreign exchange losses on our cash and cash equivalents and short-term investments decreased to RMB2.0 million in 2012, from RMB19.5 million in 2011 as we held a smaller percentage of our cash and cash equivalents, short-term investments and restricted cash in US dollars than in the prior year.

As of December 31, 2012, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB2.0 billion (US$314 million), of which 98% was held in Renminbi and 2% in US dollars, compared to total cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$303 million), of which 86% was held in Renminbi and 14% held in US dollars as of December 31, 2011.

Net income for the fourth quarter of 2012 was RMB5.7 million, compared to net income of RMB15.0 million during the prior year quarter.

Net income for full year 2012 was RMB0.5 million, compared to net income of RMB39.3 million in 2011.

Net income per ADS and diluted net income per ADS for the fourth quarter of 2012 were each RMB0.16 (US$0.02), compared to net income per ADS and diluted net income per ADS of RMB0.44 (US$0.08) in the prior year quarter.

Net income per ADS and diluted net income per ADS for full year 2012 were each RMB0.02 (US$0.002), compared to net income per ADS and diluted net income per ADS of RMB1.30 (US$0.20) and RMB1.26 (US$0.20) respectively in full year 2011.

Business Outlook

eLong currently expects net revenues for the first quarter of 2013 to increase by 20% to 30% compared to the first quarter of 2012. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the risk that eLong will not be able to increase our brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its fourth quarter 2012 unaudited financial results on February 22, 2013 at 8:30 am Beijing time (February 21, 2013, 7:30 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. The toll-free numbers for China Mainland participants are 10800-712-1470 (China Unicom) and 10800-120-1470 (China Telecom) and the toll number for China Mainland participants is 86-400-810-4731. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in online hotel reservations in China offering consumers a leading hotel network of almost 200,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	126,631	156,598	174,983	28,087	447,877	608,319	97,642
Air ticketing	29,002	35,198	31,454	5,049	125,095	123,754	19,864
Other	12,556	20,053	17,987	2,887	52,028	65,136	10,455
Total revenues	168,189	211,849	224,424	36,023	625,000	797,209	127,961
Business tax and surcharges	(10,037)	(14,590)	(15,630)	(2,509)	(38,822)	(52,965)	(8,501)
Net revenues	158,152	197,259	208,794	33,514	586,178	744,244	119,460
Cost of services	(40,449)	(58,514)	(58,386)	(9,372)	(154,864)	(204,323)	(32,796)
Gross profit	117,703	138,745	150,408	24,142	431,314	539,921	86,664

Operating expenses:
Service development	(27,502)	(33,381)	(36,358)	(5,836)	(97,097)	(127,467)	(20,460)
Sales and marketing	(63,449)	(144,722)	(110,144)	(17,679)	(230,946)	(412,344)	(66,186)
General and administrative	(14,598)	(16,194)	(17,409)	(2,794)	(53,239)	(62,968)	(10,107)
Amortization of intangible assets	(137)	(279)	(247)	(40)	(547)	(1,056)	(170)
Charges related to property and equipment and intangible assets	(4)	(378)	(1,860)	(299)	(152)	(2,238)	(359)
Total operating expenses	(105,690)	(194,954)	(166,018)	(26,648)	(381,981)	(606,073)	(97,282)
Income/(loss) from operations	12,013	(56,209)	(15,610)	(2,506)	49,333	(66,152)	(10,618)

Other income/(expenses):
Interest income	8,587	14,955	14,691	2,358	25,648	55,259	8,870
Foreign exchange losses	(2,314)	(83)	(1,237)	(199)	(19,503)	(1,967)	(316)
Other	24	1,339	340	55	(4,830)	3,168	509
Total other income/(expense), net	6,297	16,211	13,794	2,214	1,315	56,460	9,063
Income/(loss) before income tax benefit/(expense)	18,310	(39,998)	(1,816)	(292)	50,648	(9,692)	(1,555)
Income tax benefit/(expense)	(2,790)	7,178	12,450	1,998	(10,746)	16,016	2,571
Impairment loss on equity method investment	-	-	(4,812)	(772)	-	(4,812)	(772)
Equity in net loss of affiliates	(516)	(320)	(107)	(17)	(631)	(1,041)	(167)
Net income/(loss)	15,004	(33,140)	5,715	917	39,271	471	77

Net income/(loss) per share	0.22	(0.48)	0.08	0.01	0.65	0.01	0.001
Diluted net income/(loss) per share	0.22	(0.48)	0.08	0.01	0.63	0.01	0.001

Net income/(loss) per ADS(2)(3)	0.44	(0.96)	0.16	0.02	1.30	0.02	0.002
Diluted net income/(loss) per ADS(2)(3)	0.44	(0.96)	0.16	0.02	1.26	0.02	0.002

Shares used in computing net income per share:
Basic	68,389	68,859	69,196	69,196	60,456	68,833	68,833
Diluted	69,080	69,404	69,862	69,862	62,298	69,443	69,443

Share-based compensation charges included in:	5,620	6,979	7,853	1,260	21,922	29,948	4,807
Cost of services	290	417	412	66	1,374	1,932	310
Service development	2,112	2,660	2,807	450	7,626	11,459	1,839
Sales and marketing	943	1,015	952	153	3,620	4,322	694
General and administrative	2,275	2,887	3,682	591	9,302	12,235	1,964

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares
Note 3: Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	411,676	311,140	49,941
Short-term investments	1,433,425	1,581,502	253,849
Restricted cash	61,400	61,400	9,855
Accounts receivable, net	83,311	127,973	20,541
Amounts due from related parties	11,632	23,639	3,794
Prepaid expenses	18,223	21,240	3,409
Other current assets	33,761	68,666	11,023
Total current assets	2,053,428	2,195,560	352,412
Property and equipment, net	44,230	72,362	11,615
Investment in equity affiliates	15,549	42,031	6,746
Goodwill	61,061	77,782	12,485
Intangible assets, net	5,308	14,712	2,361
Other non-current assets	31,142	68,186	10,945
Total assets	2,210,718	2,470,633	396,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	60,899	124,598	19,999
Income taxes payable	7,009	14,671	2,355
Amounts due to related parties	2,624	84,236	13,521
Deferred revenue	20,880	10,197	1,637
Accrued expenses and other current liabilities	111,787	198,970	31,937
Total current liabilities	203,199	432,672	69,449
Other liabilities	1,536	1,086	174
Total liabilities	204,735	433,758	69,623

Shareholders’ equity
Ordinary shares	2,864	2,864	460
High-vote ordinary shares	2,691	2,691	432
Treasury stock	(75,494)	(70,105)	(11,253)
Additional paid-in capital	2,209,469	2,238,577	359,316
Accumulated deficit	(133,547)	(137,152)	(22,014)
Total shareholders’ equity	2,005,983	2,036,875	326,941
Total liabilities and shareholders’ equity	2,210,718	2,470,633	396,564

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2	Q3	Q4	2012

Hotel Reservations
Room Nights	1,700	2,217	2,702	2,583	9,202	2,843	3,666	4,601	5,014	16,124
Room Night Y/Y	41%	43%	42%	50%	44%	67%	65%	70%	94%	75%
Average Daily Rate Y/Y	(1%)	(9%)	(9%)	(8%)	(7%)	(12%)	(11%)	(9%)	(15%)	(12%)
Commission/Room Night Y/Y	(7%)	(15%)	(12%)	(7%)	(10%)	(19%)	(11%)	(27%)	(29%)	(22%)
Hotel Commissions Y/Y	31%	22%	25%	39%	29%	36%	47%	24%	38%	36%

Air Ticketing
Air Segments	587	568	591	571	2,317	554	525	662	637	2,378
Air Segments Y/Y	(10%)	(4%)	(6%)	1%	(5%)	(6%)	(8%)	12%	11%	3%
Average Ticket Value Y/Y	11%	7%	0%	4%	5%	1%	5%	0%	(4%)	1%
Commission/Segment Y/Y	14%	10%	8%	(4%)	7%	(5%)	1%	(7%)	(3%)	(4%)
Air Commissions Y/Y	2%	6%	2%	(4%)	2%	(10%)	(7%)	5%	8%	(1%)

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss (income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2	Q3	Q4	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	7,712	7,119	9,436	15,004	39,271	11,883	16,013	(33,140)	5,715	471
Interest income	(4,591)	(5,304)	(7,166)	(8,587)	(25,648)	(11,607)	(14,006)	(14,955)	(14,691)	(55,259)
Income tax expense/(benefit)	2,786	2,250	2,921	2,790	10,747	2,649	963	(7,178)	(12,450)	(16,016)
Depreciation	4,987	5,206	5,512	5,593	21,298	5,985	6,435	7,096	7,420	26,936
Amortization of intangible assets	136	137	137	137	547	251	279	279	247	1,056
Share-based compensation charges	4,779	5,637	5,886	5,620	21,922	6,948	8,168	6,979	7,853	29,948
Foreign exchange losses	3,131	8,135	5,923	2,314	19,503	618	29	83	1,237	1,967
Impairment loss on equity method investment	-	-	-	-	-	-	-	-	4,812	4,812
Other	15	84	161	1,155	1,415	(873)	-	(641)	1,627	113
Adjusted EBITDA	18,955	23,264	22,810	24,026	89,055	15,854	17,881	(41,477)	1,770	(5,972)

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense (benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income and Adjusted Net Income Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2011 (Unaudited)					2012 (Unaudited)
	Q1	Q2	Q3	Q4	2011	Q1	Q2	Q3	Q4	2012
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	7,712	7,119	9,436	15,004	39,271	11,882	16,014	(33,140)	5,715	471
Share-based compensation charges	4,779	5,637	5,886	5,620	21,922	6,948	8,168	6,979	7,853	29,948
Amortization of intangible assets	136	137	137	137	547	251	279	279	247	1,056
Foreign exchange losses	3,131	8,135	5,923	2,314	19,503	618	29	83	1,237	1,967
Other	3,432	386	263	524	4,605	(40)	(73)	317	1,711	1,915
Adjusted net income/(loss)	19,190	21,414	21,645	23,599	85,848	19,659	24,417	(25,482)	16,763	35,357

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	52,105	57,920	69,547	69,080	62,298	69,342	69,225	69,404	69,862	69,443
Additional performance units	316	229	214	280	262	390	796	747	904	724
Adjusted weighted average shares outstanding	52,421	58,149	69,761	69,360	62,560	69,732	70,021	70,151	70,766	70,167

Adjusted net income/(loss) per share	0.37	0.37	0.31	0.34	1.37	0.28	0.35	(0.36)	0.24	0.50

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